1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2012
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 25, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

ANNOUNCEMENT

Aluminum Corporation of China Limited ("Chalco") and Ivanhoe Mines Ltd. ("Ivanhoe") make reference to the announcement made by SouthGobi Resources Ltd. ("SouthGobi") on 16 April 2012 regarding an announcement in a press conference by the Mineral Resources Authority of Mongolia ("MRAM") of a proposed request to suspend exploration and mining activity on certain licenses pertaining to SouthGobi's Ovoot Tolgoi Mine. It was mentioned that MRAM had stated that the move is in relation to the proposed proportional takeover bid contemplated by the lock-up agreement between Ivanhoe and Chalco, dated as of 1 April 2012 (the "Lock-up Agreement").

Although the proposed partial bid is compliant with all the relevant laws and regulations of jurisdictions concerned, SouthGobi, Ivanhoe and Chalco have been advised by the Government of Mongolia that it is considering the introduction of new foreign investment legislation to allow it to assess investments. In this context, the parties understand that amongst the key issues to be considered by Government of Mongolia include the establishment of fair transfer pricing and taxation regimes with foreign investors. The parties also understand that the Government of Mongolia will look to model the legislation from precedents in other major jurisdictions.

Ivanhoe and Chalco have also noted certain statements made by various Mongolian stakeholders recently since the announcement of the proposed partial offer and would like to express their commitment to cooperate with and assist MRAM and the Government of Mongolia in any future processes that they may have.

The parties confirm that subject to the terms and conditions set out in the Lock-up Agreement, Chalco has agreed to make a take-over bid on or before 5 July 2012, and thereafter the bid must be taken up 36 days after it is made. Chalco confirms that its current intention is to mail the circular on or about 5 July 2012 and all deposited shares would be taken up by Chalco on 10 August 2012. Chalco also confirms that it will not mail the bid circular before 28 June 2012. Under the Lock-up Agreement, Ivanhoe is required to deposit its shares to Chalco's bid within 10 days after Chalco mails its circular. However, a condition to Chalco's completion of the proposed partial offer is that all required regulatory approvals have been obtained on terms satisfactory to Chalco. Unless and until such regulatory approvals have been obtained to its satisfaction, Chalco may withdraw its bid (in which case all deposited shares will be returned to shareholders) or extend its bid up to 180 days from the date of the offer to allow time for regulatory processes to be completed. Chalco confirms that it intends not to take up any shares under its bid unless and until the regulatory approvals from the Government of Mongolia, if any, as well as other regulatory approvals pursuant to the Lock-up Agreement have been obtained and other conditions of the Lock-up Agreement have been satisfied or waived.

In the event new foreign investment legislation is implemented by the Government of Mongolia prior to the completion of the partial offer of the shares in SouthGobi, Ivanhoe and Chalco will cooperate with the Government to ensure any requirements under such legislation are satisfied.

Chalco intends to leverage its position as an established metals and mining industry incumbent to further enhance the coal operation of SouthGobi. Under its cooperation agreement with SouthGobi, Chalco has undertaken, following completion of the bid, to provide support services to further develop the SouthGobi operation for the benefit of SouthGobi and its shareholders. Chalco believes there will be a net benefit to Mongolia and the Mongolian mining industry which will also help strengthen the future economic interests and co-operation between Mongolia and China.

About Chalco

Chalco is headquartered in Beijing and listed in Shanghai (601600.SH), Hong Kong (2600.HK) and NYSE (ACH.US) as a diversified Aluminum and mining company. Apart from its integrated Aluminum portfolio and the dominant position in China's Aluminum industry, it has also started to penetrate other growth-oriented mining areas. The Chairman and CEO of Chalco is Mr. Xiong Weiping and Mr. Luo Jianchuan is the President.

About Ivanhoe Mines

Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company's 66% interest in the Oyu Tolgoi copper-gold-silver mine development project in southern Mongolia; a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA), which also is developing a molybdenum-rhenium discovery; and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan. Ivanhoe Mines' shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.

About SouthGobi Resources

SouthGobi Resources (TSX: SGQ, HK: 1878) is focused on exploration and development of its Permian-age metallurgical and thermal coal deposits in Mongolia's South Gobi Region. The company's flagship coal mine, Ovoot Tolgoi, is producing and selling coal to customers in China. The company plans to supply a wide range of coal products to markets in Asia.

By order of the Board	By order of the Board
Aluminum Corporation of China Limited*	Ivanhoe Mines Ltd.
Liu Qiang	Kay Priestly
Company Secretary	Interim Chief Executive Officer
Beijing, the PRC, 25 April 2012	Vancouver, Canada, 25 April 2012

As at the date of this announcement, the members of the board of directors of Chalco comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

As at the date of this announcement, the members of the board of directors of Ivanhoe comprise Michael Gordon, David Huberman, Kay Priestly, Andrew Harding, Robert Holland, Peter Meredith and Dan Larsen.

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary